SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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RAMI DORON APPOINTED AS CHIEF OPERATING OFFICER OF SAPIENS

Doron, a founder of TTI Telecom and recently a leader of a large Business Unit at Comverse, will be responsible for worldwide development and projects

Cary, NC – February 6, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced the appointment of Mr. Rami Doron to serve as Chief Operating Officer of the Company. The decision to appoint Mr. Doron is a product of the Company's turn-around plan implemented by President and CEO, Mr. Roni Al- Dor.

The Company's turn-around plan focuses on efficiency and cost-cutting. In addition, the Company has moved to a model of centralized control and management in order to maximize cooperation between the Company's worldwide subsidiaries and to enable the Company to provide complex software solutions for the Company's insurance customers.

Until recently, Mr. Doron led a large Business Unit at Comverse. Prior to that, Mr. Doron served for 12 years as a senior vice president at TTI Telecom, where he was responsible for Professional Services, Research and Development, and sales to existing customers.

Mr. Al-Dor, President and CEO of Sapiens International, commented, "I have known Rami Doron for many years, and I have personally observed his leadership abilities and his successes in project management.  He has over 20 years of international experience in the software world.  I wish Rami much success in his new position and am confident that he will contribute a lot to Sapiens and that he will be a central figure in the achievement of the Company's goals and its continued penetration into the worldwide market of software solutions for the insurance industry."

FOR ADDITIONAL INFORMATION:

Ori Brin Chief Financial Officer Sapiens International +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora and Occidental Fire & Casualty, among others.

For more information, please visit http://www.sapiens.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  February 6, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary